SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO _____.

Commission File No. 1-8796

QUESTAR CORPORATION

EMPLOYEE INVESTMENT PLAN

Questar Corporation

180 East 100 South

P.O. Box 45433

Salt Lake City, Utah 84145-0433

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FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.

Commission File Number 1-8796.

A.

The full title of the plan is the Questar Corporation Employee Investment Plan. The address of the plan is the same as that of the issuer named below.

B.

The name of the issuer of the securities held pursuant to the plan and the address of its principal executive office is: Questar Corporation, 180 East 100 South, P.O. Box 45433, Salt Lake City, Utah 84145-0433.

C.

Financial statements and schedules prepared in accordance with the Employee Retirement Income Security Act of 1974 for the fiscal year ended December 31, 2005, are attached as an exhibit to this Form 11-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Investment Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QUESTAR CORPORATION

EMPLOYEE INVESTMENT PLAN

Date: June 28, 2006	By: /s/Frances M. Bosch
Frances M. Bosch, Chairman
Employee Investment Plan Committee

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Financial Statements and

Supplemental Schedules

Questar Corporation

Employee Investment Plan

As of December 31, 2005 and 2004 and for the year ended December 31, 2005 with Report of Independent Registered Public Accounting Firm

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Questar Corporation

Employee Investment Plan

Financial Statements and

Supplemental Schedules

As of December 31, 2005 and 2004 and for the year ended December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm

1

Audited Financial Statements

Statements of Net Assets Available for Benefits

2

Statement of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

4

Supplemental Schedules

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

11

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

12

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Report of Independent Registered Public Accounting Firm

Employee Investment Plan Committee

Questar Corporation Employee Investment Plan

We have audited the accompanying statements of net assets available for benefits of Questar Corporation Employee Investment Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005 and delinquent participant contributions for the year ended December 31, 2005, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Ernst & Young LLP

Salt Lake City, Utah

June 1, 2006

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Questar Corporation

Employee Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investments at fair value:
Questar Corporation common stock	$282,840,635	$227,510,614
Registered investment companies	80,419,384	49,881,867
Collective trust funds	54,140,766	32,152,073
Loans receivable from employees	8,039,987	7,045,118
	425,440,772	316,589,672

Contributions receivable from Questar Corporation	387,586	395,529
Dividends and earnings receivable	954,528	57,859
Other receivable	12,962
Pending trades		4,900
	426,795,848	317,047,960
Liabilities
Pending trades	26,623

Net assets available for benefits	$426,769,225	$317,047,960

See accompanying notes.

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Questar Corporation

Employee Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Investment income:
Dividends and earnings	$4,764,332
Interest income from employee loans	457,138
Net realized and unrealized appreciation
in fair value of investments	111,840,644
117,062,114
Contributions:
Participants	10,433,432
Employer	6,224,638
Rollover	404,459
Total contributions	17,062,529
Total additions	134,124,643

Deductions
Distributions	24,278,747
Trustee and redemption fees	124,631
Total deductions	24,403,378

Net increase	109,721,265
Net assets available for benefits at
beginning of year	317,047,960

Net assets available for benefits at end of year	$426,769,225

See accompanying notes.

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Questar Corporation

Employee Investment Plan

Notes to Financial Statements

December 31, 2005

1.  Description of the Plan

The following description of the Questar Corporation Employee Investment Plan (the Plan) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for eligible employees of Questar Corporation and certain of its subsidiaries (Questar).  The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the Code) and of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan also qualifies as an employee stock ownership plan (ESOP) as defined in Section 4975(e)(7) of the Code.  The record keeper and trustee for the Plan is Wells Fargo Bank, N.A. (Wells Fargo).  As of January 1, 2006, Questar’s Employee Investment Plan Committee is the Plan Administrator.  Prior to that date, Questar’s Employee Benefits Committee was the Plan Administrator.

During 2005, employees were able to direct the investment of their employee and employer contributions into the following funds:

1)

Questar Stock Fund, which consists of shares of Questar Corporation common stock and a cash reserve that is invested in the Wells Fargo Short-term Investment Money Market Fund (a collective trust fund);

2)

Barclays U.S. Equity Market Index Fund (a collective trust fund), which attempts to provide total returns comparable to the returns of the Wilshire 5000 Index;

3)

Baron Small Cap Fund, which seeks capital appreciation by investing at least 80 percent of its assets in securities of smaller companies having a market value under $2.5 billion;

4)

Fidelity Advisor Diversified International Fund, which seeks capital growth while investing at least 65% of its total assets in foreign securities;

5)

Fidelity Advisor Mid Cap Fund, which seeks long-term capital appreciation by investing primarily in companies with market capitalization that fall within the range of companies in the S&P Mid Cap  400  Index;

6)

MFS Massachusetts Investors Growth Stock Fund, which seeks long-term growth of capital and future income rather than current income;

7)

MFS Total Return Fund, which invests in a broad mix of fixed income and equity  securities;

8)

PIMCO Total Return Fund, which invests in corporate bonds, U.S. government securities, mortgage backed securities, and money market instruments with an average duration between three and six years;

9)

Van Kampen Comstock Fund, which invests primarily in common and preferred stocks and securities convertible into common and preferred stock;

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     Questar Corporation

Employee Investment Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

10)

Vanguard High-Yield Corporate Bond Fund, which seeks current income by investing at least 80 percent of its assets in high-yielding debt securities rated “B” or better, with the remainder in bonds rated less than “B” or that are unrated;

11)

Vanguard REIT Index Fund, which seeks income and moderate long-term capital growth by investing at least 98 percent of its assets in stocks of real estate investment trusts (REITs) that are included in the Morgan Stanley REIT Index;

12)

Wells Fargo S&P 500 Index Fund (a collective trust fund), which invests in substantially the same stocks and percentages as the S&P 500 Index; and

13)

Wells Fargo Stable Return Fund (a collective trust fund), which invests primarily in Guaranteed Investment Contracts (GICs), GIC alternatives, marketable securities, and money market securities.

Plan participants can change future contribution options at any time.  The effective date of the change will be on a subsequent payroll date depending on when the new contribution information is received by Wells Fargo and transmitted to Questar.

During 2004, participants were able to transfer all or part of their balances attributable to their own 401(k) contributions between any of the Plan investment funds, including the Questar Stock Fund, at any time.  Participants were generally limited to one transfer per calendar month in or out of the employer contribution portion of the Questar Stock Fund.  Beginning January 1, 2005, new transfer limits allow participants to transfer prior contributions up to three times per calendar month for employee contribution amounts and up to three times per calendar month for employer contribution amounts.  Participants who contributed to the Plan in 2004 received employer matching contributions in the Questar Stock Fund on up to 6% of their eligible compensation contributed at the following percentages: 100% on the first 3% and 60% on the next 3% of eligible contributions.  Effective January 1, 2005, participants direct the investment of the employer matching contributions to any of the funds available in the Plan as they are no longer automatically invested in the Questar Stock Fund.  The employer matching percentages remain the same.  In addition, in 2005 some of the individual funds began charging redemption fees to individual participants in order to recover the costs associated with short-term investor trading.

There is no service requirement for an employee of a participating employer to participate in the Plan, however, prior to 2006, temporary employees who were scheduled to work less than 1,000 hours per year were not eligible to participate.  Beginning in 2006, only those employees classified as human resource pool employees are ineligible to participate.  Employees can contribute up to the maximum 401(k) contribution, plus any catch-up contribution, if they are eligible.  The 401(k) contribution limit for 2005 and 2004 was $14,000 and $13,000, respectively.  The catch-up maximum contribution limit for each year was $4,000 and $3,000, respectively, for participants that turned age 50 or older during the Plan year.

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Questar Corporation

Employee Investment Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

The Plan provides an additional $200 annual employer non-matching contribution at the end of the Plan year in the form of shares of Questar stock to each qualifying employee of participating employers.  Prior to 2006 eligible employees must have worked a minimum of 1,000 hours during the Plan year and be employed continuously from the first day through the last day of the Plan year.  Beginning in 2006, eligible employees are no longer required to work a minimum number of hours during the Plan year to receive the contribution. Eligible employees do not have to otherwise participate in the Plan.

Plan participants may borrow up to 50% of the value of their vested account balance, not to exceed $50,000, with a minimum loan amount of $1,000.   The interest rate is fixed for the life of the loan at the prime rate plus one percent, and is set at the time the loan is made.  Participants can elect loan repayment terms up to five years (ten years if the loan is to purchase or build a primary residence) and repayment is by payroll deduction.  Upon employment termination, a participant can either elect to repay the loan or treat the remaining loan balance as a taxable distribution.

Plan participants are allowed two outstanding loans (one residential and one other).  Loan applications are processed every business day, and participants are charged a loan-processing fee of $50 per loan, paid from loan proceeds.

Upon retirement, death, disability, resignation, or other termination, a Plan participant’s account (to the extent it has vested) becomes distributable as a lump sum.  Plan participants are allowed to directly rollover Plan distributions into individual retirement accounts or other qualified plans, if the participant so elects.  Distributions are made in cash from the investment funds and in whole shares of Questar common stock (fractional shares are paid in cash).

If a participant whose account balance is less than $1,000 fails to make a distribution election, the account balance will be distributed to the participant as soon as possible, but not earlier than 60 days after the date on which such participant is advised of the termination election choices.  If a participant whose account balance is between $1,000 and $5,000 fails to make a distribution election, the account balance will be rolled over to an Individual Retirement Account set up for the participant.  If the account balance is greater than $5,000, the participant may elect to leave the account in the Plan until April 1 of the calendar year following the time the participant reaches age 70 ½ or dies.

A Plan participant may also elect hardship withdrawals, as defined in the Plan, in certain cases of financial need.

The Plan Document of the Questar Employee Investment Plan explains the rules for withdrawing Questar shares and funds from participants' accounts, including distributions upon termination of employment, disability or death.

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Questar Corporation

Employee Investment Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

The Plan is subject to the diversification requirements imposed on ESOPs by the Tax Reform Act of 1986, and meets these requirements by allowing qualified participants to receive a diversification distribution of qualified shares of Questar stock.  The shares that qualify for diversification are limited to the shares of Questar stock credited to accounts on or before December 31, 2002.  In accordance with the Plan transfer rules, participants also have the opportunity to transfer out of the Questar Stock Fund and into any other investment option offered by the Plan.

Participants are always fully vested in all shares and funds purchased with their employee contributions and earnings thereon.  Employees must have one year of service (as defined in the Plan) before any employer contributions are vested.  Forfeited balances of terminated participants’ non-vested accounts are used to offset future employer contributions.  Amounts forfeited during 2005 were negligible. No Plan amendment or termination can reduce employees’ interests in their accounts as of the date of the amendment or termination.

Legal, accounting, other administrative expenses (except commissions, collective trust fund management fees, redemption fees, and administrative fees included in the net asset valuations for the registered investment companies) and a portion of the trustee fees have been paid by Questar.  Participants are required to pay some administrative fees directly, such as the $50 loan processing fee.  The trustee fees of $124,631 listed on the Statement of Changes in Net Assets Available for Benefits were all paid by the participants and consisted of loan processing fees, redemption fees, and collective trust fund management fees.

2.  Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual amounts could differ from the estimates.

Investment Valuation and Income Recognition

Investment in Questar common stock is stated at current value, based on the closing market price on the last business day of the year as reported on the New York Stock Exchange.   Registered investment company investments are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end.  The fair value of participation units in the collective trust funds are based on the quoted market price of the underlying securities and the number of units owned by the Plan at year-end.  Participant loans are valued at their

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Questar Corporation

Employee Investment Plan

Notes to Financial Statements (continued)

2.  Summary of Accounting Policies (continued)

outstanding balances, which approximates fair value.  Purchases and sales of securities are recorded at their trade-date value.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Questar Stock Fund holds shares of Questar common stock and maintains a cash reserve.  It uses unitized-value accounting under which the market value of the shares plus the cash reserve are converted to equivalent units for the fund.  As a result, the equivalent unit value will be different than the underlying stock price.

Dividends

Plan participants can elect to receive cash dividends paid on shares of Questar stock held in their accounts.  If no election is made, dividends are reinvested to purchase additional shares of Questar common stock.  Currently reinvested dividend-shares are purchased through the Questar Corporation Dividend Reinvestment and Stock Purchase Plan at market value.  Any shares purchased with dividends vest immediately, even if the participant does not yet have a vested right to the underlying shares.

Distributions

Distributions are recorded at closing market prices on the distribution date.  Differences between cost and current value at the time of distribution are included in the financial statements as realized gains or losses.

3.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 8, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. The Plan Administrator believes the Plan is being operated in compliance with the Code, and therefore, believes that the Plan as amended and restated is qualified and that the related trust is exempt from taxation.

4.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

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Questar Corporation

Employee Investment Plan

Notes to Financial Statements (continued)

5.  Investments

The Plan’s investments appreciated in fair value during 2005 as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments

Questar Corporation common stock	$106,719,956
Shares of registered investment companies	3,338,419
Collective trust funds	1,782,269
$111,840,644

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2005	2004

Questar Corporation common stock	$282,840,635	$227,510,614
Wells Fargo Stable Return Fund	27,508,735	10,208,480
Wells Fargo S&P 500 Index Fund	18,551,187	16,180,397

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Questar Corporation

Employee Investment Plan

Notes to Financial Statements (continued)

6.  Differences Between Financial Statements and Form 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

	As of December 31,
	2005	2004

Net assets available for benefits per the financial statements	$426,769,225	$317,047,960
Amounts allocated to withdrawn participants		(39,554)
Net assets available for benefits per the Form 5500	$426,769,225	$317,008,406

A reconciliation of distributions to participants per the financial statements to the Form 5500 is as follows:

Year ended December 31, 2005

Distributions to participants per the financial statements	$24,278,747
Amounts allocated on Form 5500 to withdrawn participants	(39,554)
Distributions to participants per the Form 5500	$24,239,193

Amounts allocated to participants who have withdrawn from the Plan are recorded on the Form 5500 as distributions that have been processed and approved for payment, but not yet paid prior to year-end.

7.  Party-in-Interest Transactions

During 2005, the Plan received dividends of $3,465,764 on shares of Questar common stock held in the Plan.  Purchases and in-kind contributions of Questar common stock amounted to $5,550,022, and transactions involving sales and distributions of Questar common stock were $56,940,846 during 2005.

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EIN 87-0407509

PLAN #002

Questar Corporation

Employee Investment Plan

Schedule H, Line 4a - Schedule of Delinquent

Participant Contributions

Year ended December 31, 2005

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$33.25	$33.25

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EIN 87-0407509

PLAN #002

		Questar Corporation Employee Investment Plan Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2005
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Common Stock:

*	Questar Corporation	3,736,336 shares of common stock	[1]	$282,840,635

	Registered Investment Companies, Collective Trust Funds, and Money Market Funds:

	Barclays	U.S. Equity Market Index Fund, 78,539 units	[1]	2,589,431

	Baron	Small Cap Fund, 326,788 units	[1]	7,571,677

	Fidelity	Advisor Diversified International Fund, 533,910 units	[1]	11,265,493

	Fidelity	Advisor Mid Cap Fund, 283,087 units	[1]	6,805,409

	MFS	Massachusetts Investors Growth Stock Fund, 878,130 units	[1]	11,275,192

	MFS	Total Return Fund, 843,488 units	[1]	12,964,411

	PIMCO	Total Return Fund, 950,658 units	[1]	9,981,910

	Van Kampen	Comstock Fund, 652,055 units	[1]	11,613,108

	Vanguard	High-Yield Corporate Bond Fund, 468,962 units	[1]	2,893,494

	Vanguard	REIT Index Fund, 71,599 units	[1]	6,048,690

*	Wells Fargo	S&P 500 Index Fund, 472,521 units	[1]	18,551,187

*	Wells Fargo	Short-term Investment Money Market Fund	[1]	5,491,413

*	Wells Fargo	Stable Return Fund, 706,076 units	[1]	27,508,735

*	Participant loans	Interest rates range from 5.00% to 10.50% maturing through 2015		8,039,987
				$425,440,772

1  Investments are participant-directed, thus cost information is not applicable.

*  Indicates party-in-interest to the Plan.

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Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-89486) pertaining to the Questar Corporation Employee Investment Plan of our report dated June 1, 2006, with respect to the financial statements and schedules of the Questar Corporation Employee Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

/s/ Ernst & Young LLP

Ernst & Young LLP

Salt Lake City, Utah

June 23, 2006